Sit Investment Associates

*Mutual Funds Newsletter*

*Spring 2014*

## Dividends Pay Off in the Long Run.

The Sit Dividend Growth Fund, which marked its tenth anniversary on December 31, 2013, was created to provide current income that grows over time as well as long-term capital appreciation. Over the long term, this combination of growth and dividend compounding has helped generate significant returns. The Fund produced an average annual total return of 9.61% versus 7.42% for its benchmark, the S&P 500® Index for the 10-year period ended March 31, 2014 .

The Fund's strategy centers around companies that pay dividends and have strong balance sheets, but also exhibit good earnings growth prospects that can help support increased future dividend payouts. Focusing on quality companies with earnings growth potential as well as dividend payments helps distinguish this strategy from other equity income approaches that primarily invest in the highest-yielding sectors or securities, such as utilities or real estate investment trusts (REITS). Great flexibility is built into this Fund's strategy that enables the Fund to invest in all sectors, market cap ranges and geographic locations (foreign securities limited to 20% of the portfolio) to find appropriate investments to meet its objectives.

The Sit Dividend Growth Fund's portfolio blends holdings in businesses that have lower dividend yields, but higher earnings growth rates and a strong potential to increase dividend payouts in the future together with companies that have more moderate earnings growth rates, but pay a higher dividend yield. Sample holdings as of March 31, 2014 include McKesson and Oracle, which are more growth-oriented with dividend yields of 0.6% and 1.2%, respectively, as well as Johnson & Johnson and Chevron Corporation, which are more yield-oriented with dividend yields of 2.7% and 3.4%, respectively. Overall, the Fund's 30-day SEC yield has typically ranged between 1.5% and 2.0%. Fund managers have also been able to lessen the tax impact of the dividend distributions, as the dividends have historically qualified for a reduced tax rate under the IRS's "qualified dividend" rules meaning they were taxable at capital gains rates rather than the higher ordinary income tax rates.

The graph on this page illustrates the powerful effect of the dividend growth strategy. A $10,000 investment on March 31, 2004 would have turned into $25,029 as of March 31, 2014, and it would have done so with a little less volatility (lower standard deviation) than its benchmark, the S&P 500 Index, which would have grown to $20,451 over the same period.


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Sit Dividend Growth Fund (Class I)
S&P 500® Index
$25,029
$20,451
3/31/04
3/31/05
3/31/06
3/31/07
3/31/08
3/31/09
3/31/10
3/31/11
3/31/12
3/31/13
3/31/14

The chart illustrates the total value of a hypothetical $10,000 investment in the Fund over the past 10 years as compared to the performance of the S&P 500® Index. Returns include the reinvestment of distributions. The chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

As with all investments, no single strategy wins all of the time. In strong bull markets, when more volatile, higher-growth companies are favored by investors, dividend growth strategies may tend to lag. For example, in 2013, stocks that paid little or no dividends, but offered the potential for strong sales or earnings growth, tended to outperform those that paid dividends. In contrast, during periods of slower economic growth and, especially, during market downturns, high-quality dividend-paying stocks tend to outperform non-dividend paying stocks.

Building on the success of Sit Dividend Growth Fund, the Sit Global Dividend Growth Fund was launched in September 2008 for investors who desire foreign exposure along with current income and asset growth in their investment portfolios.

A minimum of 30% of the Sit Global Dividend Growth Fund portfolio is invested in non-U.S. holdings, but the Fund has the flexibility to increase its foreign exposure and respond to opportunities around the world. As of March 31, 2014, almost half of the Global Dividend Growth Fund's portfolio was invested in foreign markets.

Investors with an intermediate to long-term time horizon and seeking growth potential combined with dividend income should consider the Sit Dividend Growth Fund or Sit Global Dividend Growth Fund. Call our Investor Services Representatives at 800-332-5580 or visit www.sitfunds.com for more information.

# *Investment Outlook and Strategy Summary* *by Roger J. Sit - Chairman and President*



Final fourth quarter 2013 U.S. real GDP increased to +2.6 percent from the previous estimate of +2.4 percent. The largest source of the upward revision came from consumer spending, specifically, on healthcare within the services component of PCE. At least some of this spending can be attributed to the Affordable Care Act.

Real GDP increased +0.1 percent in the first quarter of 2014, according to the advance estimate released on April 30th by the U.S. Bureau of Economic Analysis. A second estimate of 1Q2014 GDP will be released on May 29th and will include more complete data. The anemic +0.1 percent increase in real GDP primarily reflected a positive contribution from personal consumption expenditures (PCE) that was largely offset by negative contributions from exports, private inventory investment, nonresidential and residential fixed investment, and state and local government spending. Imports, which are a subtraction in the calculation of GDP, decreased.

On May 2nd, the U.S. Bureau of Labor Statistics (BLS) released April 2014 jobs numbers. Total nonfarm payroll employment rose by a healthy 288,000 and the unemployment rate fell -0.4 percent from +6.7 to +6.3 percent.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.2 percent in March. On a year-over-year basis, headline CPI also increased +1.5 percent. Core CPI, which excludes the more volatile food and energy sectors, rose +0.2 percent. On a year-over-year basis, core CPI has been subdued at +1.7 percent.

## Equities

Despite the subpar U.S. economic recovery, domestic equity markets finished the first quarter of 2014 at or near all-time highs. The S&P 500® Index finished the month with a gain of +0.8 percent and a +1.8 percent total return for the quarter. The Dow Jones Industrial Average was also up in March, rising +0.9 percent, but lost -0.2 percent for the quarter. The technology-laden NASDAQ OTC Composite fell -2.5 percent in March, but gained +0.5 percent in the quarter. Valuations can be characterized as fair.

Large capitalization stocks outperformed their small capitalization counterparts in March and the quarter. Value stocks outperformed growth stocks across all capitalization sizes.

Europe continues to improve and dominated international equity markets in the quarter. Concerns over the conflict in the Ukraine, along with slow economic growth in China, contribute to uncertainty about the sustainability of Europe's recovery. The EU's top three trading partners are the U.S. (~14 percent), China (~13 percent), and Russia (~10 percent). Russia's leading trading partner is the EU. Russia's largest import sector from the EU is machines, equipment and vehicles. Conversely, Russia's largest export sector to the EU is energy. Any cutoff of energy would hurt the EU and surrounding countries.

The Japanese economy has shown mixed progress in the past two quarters. Consumer confidence is fading ahead of the April 1 tax hike, real wages are in decline, the export recovery has been disappointing despite the significantly weakened yen, and progress on pro-growth reforms remains slow. We see Japanese equities as unattractive as a whole and remain underweight Japan across all of our international and global portfolios.

China's economic growth has been weaker than expected, as the January and February data indicated a notable slowdown. Likely in response, China's State Council announced several measures to stabilize growth on April 2nd, which is encouraging. Our current expectation for China's 2014 real GDP growth is +7.0 to +7.5%.

The top five performing countries in the first quarter of 2014 were Greece, Portugal, Italy, Denmark and Indonesia. Calculated in U.S. dollar terms, the U.S. ranked 17th out of 33 countries for the quarter.

## Fixed Income

Longer-maturity U.S. Treasury yields, which had been driven higher in 2013 as a result of actual and anticipated Federal Reserve tapering of its purchases of U.S. Treasury and mortgage-backed securities, fell during the first quarter and caused the yield curve to flatten. Shorter maturity yields were generally unchanged to modestly higher.

Pressure in developing markets drove a flight-to-quality early in the quarter, which benefited all U.S. dollar-denominated assets. But late in the quarter, Fed Chair Janet Yellen's statements caused markets to move up the timing of the anticipated first increase in the federal funds rate, which sent yields higher – particularly at the short end of the curve.

Taxable fixed income markets declined modestly by -0.2% for March, but gained +1.8% for the quarter. All taxable sectors posted positive total returns during the quarter, with a majority of the performance being generated in January, when rates fell the most. The corporate sector provided the best returns, primarily due to its longer duration and spread tightening, as investors continued to search for yield. The asset-backed sector had the worst performance, primarily due to its shorter duration.

Municipal bonds fared better, gaining +0.2% in March and +3.3% for the quarter. Yields rose in mid-March following Fed Chair Yellen's indication that tightening could possibly begin in the first half of 2015. Prior to her statement, yields had fallen during January and February as the tax-loss selling experienced in late 2013 ended and inflows into tax-exempt mutual funds turned modestly positive, with supply remaining well below historical averages. Tax-exempt yields ended the quarter flat to slightly higher in the short and intermediate parts of the curve, but significantly lower from 10 years and longer.

*Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Master of Business Administration from the Harvard Graduate School of Business.*

# It Pays to Start Saving Early by Steve Benjamin, CEBS, CRPC

According to the most recent survey by the Employee Benefit Research Institute, two-thirds of Americans are "very" or "somewhat" confident that they will have enough money to live comfortably throughout their retirement years. Yet the same study found that less than half of Americans have attempted to calculate how much money they will need in retirement. Clearly, some false confidence exists in the minds of many people. And since only half of Americans have access to a company retirement plan, this may be why President Obama recently directed the Treasury Department to establish a new type of retirement account, the myRA (rhymes with IRA). The myRA program is expected to roll out later this year.

A myRA account is designed for individuals who don't have access to a retirement plan at work and to get them saving money as early as possible. Companies that choose to participate in the myRA program will neither contribute to the accounts nor administer them but will simply forward employee contributions to the government. The contributions will earn interest, will not lose value and will be backed by the full faith and credit of the United States. Like a Roth IRA, an individual's myRA contributions will not be tax-deductible but the growth of the account, and future withdrawals, will be tax-free. Individuals will be allowed to save a maximum of $15,000 and then may transfer their balance to a Roth IRA.

Unfortunately, the myRA may add more confusion to the alphabet soup of retirement plans already available such as 401(k), 403(b) and 457 plans as well as Traditional, Roth, SEP, SARSEP and SIMPLE IRA plans.

It is clear that the government would like Americans to save for retirement because, regardless of the retirement account selected, numerous tax incentives are available. With some plans, you can save on a pre-tax basis, lower your taxable income and postpone paying taxes until you withdraw your funds in retirement, when you may be in a lower tax bracket. With other plans, you can save on an after-tax ("Roth") basis and although you won't lower your taxable income this year, you won't owe income taxes when you withdraw your funds in retirement. Or if you want to pay your taxes now – instead of in retirement – you can convert your pre-tax assets to "Roth" assets. Last but not least, if you contribute to a retirement account and your income is not too high, you may qualify for the Saver's Tax Credit of up to $1,000 ($2,000 if married filing jointly) when filing your taxes.

Unfortunately, many people don't realize that the critical factor when preparing for a successful retirement is neither the type of retirement plan used nor the tax benefits available but the discipline of saving money consistently over a long period of time. In later years, the compounding of returns has a powerful effect on an account balance. The chart below shows that because Jack waited, he had to save more than twice the amount Jill did to reach the same goal.

If you'd like help getting started on a systematic savings plan, please call 1-800-332-5580.

**Savings Plan Comparison**

| | Begin Saving | Monthly Savings | Years Investing | Total Saved | Investment Return* | Balance Age 65 |
|---|---|---|---|---|---|---|
| Jack | 45 | $420 | 20 | $100,800 | 6% | $196,523 |
| Jill | 25 | $100 | 40 | $48,000 | 6% | $196,857 |

*A 6% investment return is for illustrative purposes only. The growth of your savings will be based on the actual performance of the investments you choose. Past performance is no guarantee of future results.

## Social Security Resumes Statement Mailings

The Social Security Administration will resume delivering statements, which estimate monthly retirement benefits, via the U.S. Postal Service in September of 2014. Statements will be mailed to workers every five years beginning at age 25. Benefits will continue to be updated annually and available online at www.socialsecurity.gov. Workers must create an account in order to access this information.

The SSA, which had initiated the annual mailings in 1999, discontinued delivery by mail in 2011 and, instead, directed workers to the SSA website to view their annual statements.

The Agency is resuming mail delivery due to concerns raised that not all workers have internet access. The SSA will limit mailings to every five years, so workers will receive statements at ages 25, 30, 35, and so on.

**Sit Investment Associates**
Sit Mutual Funds

**3300 IDS Center**
**80 South Eighth Street**
**Minneapolis, MN 55402-2211**
**e-mail address: info@sitinvest.com**
**web site: www.sitfunds.com**
**(612) 334-5888 (800) 332-5580**

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

**Important Information**

# Sit U.S. Government Securities Fund

**As of March 31, 2014**

## INVESTMENT OBJECTIVE

High current income and safety of principal.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

## INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Bryce A. Doty, CFA, 23 years
Mark H. Book, CFA, 27 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNGVX |
| CUSIP: | 829800-10-1 |
| Inception Date: | 6/2/87 |
| Expense Ratio: | 0.80% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| **U.S. Government Securities** | **0.63** | **-1.21** | **1.04** | **2.85** | **3.68** | **5.88** | **2.83** | **1.11** |
| Barclays Interm. Gov't Index | 0.64 | -0.76 | 2.35 | 2.35 | 3.58 | 6.06 | | |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **U.S. Government Securities** | **2.49** | **4.13** | **6.92** | **5.13** | **7.78** | **4.91** | **2.72** | **2.67** | **-2.08** | **0.63** |
| Barclays Interm. Gov't Index | 1.68 | 3.84 | 8.47 | 10.43 | -0.32 | 4.98 | 6.08 | 1.73 | -1.25 | 0.64 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| CMO | 48.7 |
| FNMA Pass-Through | 20.7 |
| GNMA Pass-Through | 12.4 |
| FHLMC Pass-Through | 8.9 |
| Asset-Backed | 5.4 |
| SBA Pass-Through | 0.9 |
| Cash & Other Net Assets | 3.0 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $711.8 |
| Average Maturity: | 20.1 Years |
| Effective Duration: | 1.5 Years |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

# Sit Quality Income Fund

**As of March 31, 2014**

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | |
|---|---|---|---|---|---|
| | 3 Month | 1 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| **Quality Income** | **0.27** | **0.47** | **0.68** | **0.90** | **0.86** |
| Barclays U.S. 1-3 Gov't/Credit Index | 0.23 | 0.68 | 0.70 | | |

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2013 | YTD 2014 |
|---|---|---|
| **Quality Income** | **0.58** | **0.85** |
| Barclays U.S. 1-3 Gov't/Credit Index | 0.64 | 0.23 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| U.S. Treasury/Federal Agency | 42.6 |
| Corporate Bonds | 23.8 |
| Asset-Backed (non-agency) | 11.3 |
| Mortgage Pass-Through (Agy.) | 8.1 |
| Taxable Municipal | 4.6 |
| CMO (non-agency) | 1.8 |
| Cash & Other Net Assets | 6.9 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $107.3 |
| Average Maturity: | 5.5 Years |
| Effective Duration: | 0.4 Years |

## INVESTMENT OBJECTIVE

High current income and safety of principal.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

## INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Michael C. Brilley, 46 years
- Bryce A. Doty, CFA, 23 years
- Mark H. Book, CFA, 27 years
- Christopher M. Rasmussen, CFA, 13 Years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SQIFX |
| CUSIP: | 82979K-50-6 |
| Inception Date: | 12/31/12 |
| Expense Ratio: | 0.90% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

# Sit Tax-Free Income Fund

**As of March 31, 2014**

## INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

## INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Debra A. Sit, CFA, 32 years
Paul J. Jungquist, CFA, 20 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNTIX |
| CUSIP: | 829799-10-5 |
| Inception Date: | 9/29/88 |
| Expense Ratio: | 0.80% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Tax-Free Income** | **5.32** | **-0.19** | **6.90** | **7.59** | **3.56** | **5.25** |
| Barclays 5-Year Muni Index | 1.00 | 0.97 | 3.67 | 4.03 | 3.89 | 5.46 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Tax-Free Income** | **3.30** | **3.54** | **0.26** | **-15.77** | **22.42** | **2.49** | **10.73** | **9.93** | **-4.46** | **5.32** |
| Barclays 5-Year Muni Index | 0.95 | 3.34 | 5.15 | 5.78 | 7.40 | 3.40 | 6.93 | 2.97 | 0.81 | 1.00 |

## YIELDS / DISTRIBUTION RATES (%)

| | |
|---|---|
| 12-Month Distribution Rate | 4.19 |
| 30-Day SEC Yield | 4.11 |

**Tax-Equivalent 30-Day Yields**

| | |
|---|---|
| 28.0% Tax Rate | 5.71 |
| 36.8% Tax Rate | 6.50 |
| 38.8% Tax Rate | 6.72 |
| 43.4% Tax Rate | 7.26 |

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Single Family Mortgage | 19.4 |
| Multi Family Mortgage | 16.7 |
| Other Revenue | 12.6 |
| Education/Student Loan | 10.0 |
| Insured | 7.4 |
| Hospital / Health Care | 6.3 |
| Closed-End Mutual Funds | 5.9 |
| General Obligation | 5.6 |
| Sectors Less Than 4.0% | 10.4 |
| Cash and Other Net Assets | 5.7 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $155.3 |
| Average Maturity: | 17.1 Years |
| Duration to Estimated Avg. Life: | 6.8 Years |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

# Sit Minnesota Tax-Free Income Fund

**As of March 31, 2014**

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Minnesota Tax-Free Income** | **4.33** | **0.47** | **6.07** | **7.05** | **4.30** | **4.90** |
| Barclays 5-Year Muni Bond Index | 1.00 | 0.97 | 3.67 | 4.03 | 3.89 | 4.72 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Minnesota Tax-Free Income** | **4.44** | **4.92** | **1.04** | **-10.75** | **22.04** | **3.18** | **10.64** | **7.24** | **-3.10** | **4.33** |
| Barclays 5-Year Muni Index | 0.95 | 3.34 | 5.15 | 5.78 | 7.40 | 3.40 | 6.93 | 2.97 | 0.81 | 1.00 |

## YIELDS / DISTRIBUTION RATES (%)

| | |
|---|---|
| 12-Month Distribution Rate | 3.61 |
| 30-Day SEC Yield | 3.77 |

| Tax-Equivalent 30-Day Yields | |
|---|---|
| 33.65% Tax Rate | 5.68 |
| 43.03% Tax Rate | 6.62 |
| 44.83% Tax Rate | 6.83 |
| 48.98% Tax Rate | 7.39 |

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Multi Family Mortgage | 21.2 |
| Single Family Mortgage | 17.0 |
| Hospital / Health Care | 14.3 |
| Education/Student Loan | 11.9 |
| Other Revenue | 8.2 |
| Utility | 5.0 |
| Municipal Lease | 4.2 |
| Insured | 3.7 |
| Sectors Less Than 2.0% | 8.6 |
| Cash and Other Net Assets | 5.9 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $358.7 |
| Average Maturity: | 15.9 Years |
| Duration to Estimated Avg. Life: | 5.1 Years |

## INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

## INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 46 years
Debra A. Sit, CFA, 32 years
Paul J. Jungquist, CFA, 20 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SMTFX |
| CUSIP: | 82979K-10-0 |
| Inception Date: | 12/1/93 |
| Expense Ratio: | 0.80% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

# Sit Balanced Fund

**As of March 31, 2014**

## INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

## EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Bryce A. Doty, CFA, 23 years
John M. Bernstein, 19 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SIBAX |
| CUSIP: | 82980D-20-2 |
| Inception Date: | 12/31/93 |
| Expense Ratio: | 1.00% |

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Balanced** | **0.79** | **11.87** | **8.99** | **13.60** | **6.07** | **6.88** |
| S&P 500® Index | 1.81 | 21.86 | 14.66 | 21.16 | 7.42 | 9.19 |
| Barclays Aggregate Bond Index | 1.84 | -0.10 | 3.75 | 4.80 | 4.46 | 5.76 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balanced** | **7.88** | **10.52** | **-26.88** | **23.12** | **10.51** | **2.04** | **9.95** | **9.95** | **18.36** | **0.79** |
| S&P 500® Index | 15.80 | 5.50 | -37.00 | 26.47 | 15.06 | 2.11 | 16.00 | 16.00 | 32.39 | 1.81 |
| Barclays Aggregate Bond Index | 4.33 | 6.97 | 5.24 | 5.93 | 6.54 | 7.84 | 4.22 | 4.22 | -2.02 | 1.84 |

## TOP HOLDINGS

**Stocks**

| Company Name | % of Net Assets |
|---|---|
| Google, Inc. | 1.9 |
| Apple, Inc. | 1.6 |
| Visa, Inc. | 1.5 |
| JPMorgan Chase & Co. | 1.4 |
| PepsiCo, Inc. | 1.4 |

**Bonds**

| Company Name | % of Net Assets |
|---|---|
| GNMA, 4.50%, 6/15/40 | 2.1 |
| U.S. Treasury Strip, 2.85%, 11/15/23 | 0.9 |
| Microsoft Corp., 5.20%, 6/1/39 | 0.7 |
| U.S. Treasury Note, 2.75%, 11/15/23 | 0.7 |
| FHLMC, 5.33%, 10/15/47 | 0.7 |

## PORTFOLIO ALLOCATION (%)

| | |
|---|---|
| Stocks | 65.0 |
| Bonds | 33.8 |
| Cash and Other Net Assets | 1.2 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $15.3 |
| Number of Holdings: | 195 |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

# Sit Large Cap Growth Fund

**As of March 31, 2014**

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Large Cap Growth** | **0.08** | **18.89** | **12.09** | **16.90** | **7.35** | **9.96** |
| Russell 1000® Growth Index | 1.12 | 23.22 | 14.62 | 21.68 | 7.86 | 11.05 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Large Cap Growth** | **9.59** | **9.54** | **14.14** | **-34.10** | **28.14** | **10.79** | **-0.53** | **13.96** | **29.21** | **0.08** |
| Russell 1000® Growth Index | 5.27 | 9.08 | 11.81 | -38.44 | 37.21 | 16.71 | 2.64 | 15.26 | 33.48 | 1.12 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Google, Inc. | 3.9 |
| Apple, Inc. | 3.3 |
| Visa, Inc. | 2.5 |
| Microsoft Corp. | 2.4 |
| Gilead Sciences, Inc. | 2.1 |

| Company Name | % of Net Assets |
|---|---|
| PepsiCo, Inc. | 2.1 |
| CVS Caremark Corp. | 1.9 |
| Qualcomm, Inc. | 1.9 |
| priceline.com, Inc. | 1.9 |
| Ecolab, Inc. | 1.9 |
| Total | 24.0 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Technology Services | 14.9 |
| Health Technology | 13.2 |
| Electronic Technology | 12.5 |
| Producer Manufacturing | 10.3 |
| Retail Trade | 9.2 |
| Consumer Non-Durables | 8.3 |
| Consumer Services | 5.1 |
| Finance | 4.5 |
| Sectors Less Than 4.5% | 21.0 |
| Cash and Other Net Assets | 1.0 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $193.5 |
| Number of Holdings: | 87 |
| Wtd. Avg. Market Cap (Billions): | 107.1 |
| Median Market Cap (Billions): | 47.1 |
| Turnover Rate: | 19.8 % |

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

## INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years

Ronald D. Sit, CFA, 29 years

Michael J. Stellmacher, CFA, 23 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNIGX |
| CUSIP: | 829797-10-9 |
| Inception Date: | 9/2/82 |
| Expense Ratio: | 1.00% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

# Sit Mid Cap Growth Fund

**As of March 31, 2014**

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 25 years
Robert W. Sit, CFA, 22 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | NBNGX |
| CUSIP: | 829796-10-1 |
| Inception Date: | 9/2/82 |
| Expense Ratio: | 1.25% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Mid Cap Growth** | **0.92** | **24.74** | **12.37** | **22.01** | **8.79** | **12.16** |
| Russell Midcap® Growth Index | 2.04 | 24.22 | 13.52 | 24.73 | 9.47 | n/a |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Mid Cap Growth** | **15.27** | **9.56** | **18.87** | **-45.34** | **35.59** | **27.10** | **-6.53** | **18.36** | **33.42** | **0.92** |
| Russell Midcap® Growth Index | 12.10 | 10.65 | 11.44 | -44.32 | 46.29 | 26.38 | -1.65 | 15.81 | 35.74 | 2.04 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets | Company Name | % of Net Assets |
|---|---|---|---|
| Dick's Sporting Goods, Inc. | 2.0 | priceline.com, Inc. | 1.9 |
| Ecolab, Inc. | 2.0 | Dunkin' Brands Group, Inc. | 1.9 |
| TJX Cos., Inc. | 2.0 | Ameriprise Financial, Inc. | 1.8 |
| Macy's, Inc. | 1.9 | Gulfport Energy Corp. | 1.8 |
| Iconix Brand Group, Inc. | 1.9 | Cognizant Technology Solutions Corp. | 1.8 |
| | | Total | 19.0 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Producer Manufacturing | 11.4 |
| Technology Services | 10.0 |
| Finance | 9.6 |
| Retail Trade | 8.8 |
| Health Technology | 8.4 |
| Electronic Technology | 6.9 |
| Process Industries | 6.6 |
| Industrial Services | 6.5 |
| Sectors Less Than 6.5% | 30.8 |
| Cash and Other Net Assets | 1.0 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $179.0 |
| Number of Holdings: | 93 |
| Wtd. Avg. Market Cap (Billions): | $17.1 |
| Median Market Cap (Billions): | $10.1 |
| Turnover Rate: | 19.3 % |

# Sit Small Cap Growth Fund

**As of March 31, 2014**

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Small Cap Growth** | **-0.03** | **25.56** | **12.19** | **23.29** | **9.09** | **11.32** |
| Russell 2000® Growth Index | 0.48 | 27.19 | 13.61 | 25.24 | 8.87 | 8.10 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Small Cap Growth** | **18.52** | **7.99** | **20.43** | **-42.96** | **33.06** | **27.28** | **-0.23** | **14.40** | **35.66** | **-0.03** |
| Russell 2000® Growth Index | 4.15 | 13.34 | 7.05 | -38.54 | 34.47 | 29.09 | -2.91 | 14.59 | 43.30 | 0.48 |

## INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Gulfport Energy Corp. | 2.8 |
| Polaris Industries, Inc. | 2.1 |
| Snap-On, Inc. | 2.1 |
| Ultimate Software Group, Inc. | 2.0 |
| Buffalo Wild Wings, Inc. | 2.0 |
| First Republic Bank/CA | 2.0 |
| Iconix Brand Group, Inc. | 2.0 |
| Skyworks Solutions, Inc. | 1.9 |
| Affiliated Managers Group, Inc. | 1.9 |
| Dunkin' Brands Group, Inc. | 1.9 |
| Total | 20.7 |

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 25 years
Robert W. Sit, CFA, 22 years
Michael J. Stellmacher, CFA, 23 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SSMGX |
| CUSIP: | 82980D-30-1 |
| Inception Date: | 7/1/94 |
| Expense Ratio: | 1.50% |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Producer Manufacturing | 12.4 |
| Technology Services | 12.0 |
| Health Technology | 10.9 |
| Finance | 9.3 |
| Industrial Services | 7.5 |
| Electronic Technology | 7.4 |
| Health Services | 6.4 |
| Consumer Durables | 4.9 |
| Sectors Less Than 4.9% | 28.0 |
| Cash and Other Net Assets | 1.2 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $101.1 |
| Number of Holdings: | 95 |
| Wtd. Avg. Market Cap (Billions): | $6.1 |
| Median Market Cap (Billions): | $3.9 |
| Turnover Rate: | 26.1 % |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

# Sit Dividend Growth Fund

**As of March 31, 2014**

## INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 25 years
Michael J. Stellmacher, CFA, 23 years

## FUND DETAILS

| | Class I | Class S |
|---|---|---|
| Ticker: | SDVGX | SDVSX |
| CUSIP: | 82980D-70-7 | 82980D-80-6 |
| Inception Date: | 12/31/03 | 3/31/06 |
| Expense Ratio: | 1.00% | 1.25% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception | 30-Day SEC Yield(1) | 12-Month Dist. Rate(1) |
| **Class I Shares** | **1.30** | **16.66** | **13.01** | **19.51** | **9.61** | **9.52** | **1.51** | **1.51** |
| S&P 500® Index | 1.81 | 21.86 | 14.66 | 21.16 | 7.42 | 7.40 | | |
| **Class S Shares** | **1.19** | **16.36** | **12.74** | **19.22** | **--** | **8.58** | **1.26** | **1.27** |
| S&P 500 Index | 1.81 | 21.86 | 14.66 | 21.16 | -- | 6.98 | | |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Class I Shares** | **9.41** | **18.29** | **12.89** | **-29.60** | **25.59** | **16.43** | **3.29** | **13.54** | **28.18** | **1.30** |
| **Class S Shares** | **n/a** | **n/a** | **12.56** | **-29.77** | **25.25** | **16.19** | **2.98** | **13.23** | **27.95** | **1.19** |
| S&P 500 Index | 4.91 | 15.80 | 5.50 | -37.00 | 26.47 | 15.06 | 2.11 | 16.00 | 32.39 | 1.81 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Johnson & Johnson | 3.1 |
| Chevron Corp. | 2.7 |
| Microsoft Corp. | 2.4 |
| JPMorgan Chase & Co. | 2.4 |
| Honeywell International, Inc. | 2.3 |

| Company Name | % of Net Assets |
|---|---|
| PepsiCo, Inc. | 2.0 |
| Verizon Communications, Inc. | 2.0 |
| Covidien, PLC | 2.0 |
| Pfizer, Inc. | 1.9 |
| Occidental Petroleum Corp. | 1.8 |
| Total | 22.7 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 17.0 |
| Health Technology | 14.1 |
| Producer Manufacturing | 10.6 |
| Electronic Technology | 8.4 |
| Consumer Non-Durables | 6.7 |
| Energy Minerals | 6.6 |
| Technology Services | 5.2 |
| Retail Trade | 4.8 |
| Sectors Less Than 4.0% | 25.8 |
| Cash and Other Net Assets | 0.8 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| I Share Assets (Millions): | $978.3 |
| S Share Assets (Millions): | $107.9 |
| Number of Holdings: | 88 |
| Wtd. Avg. Market Cap (Billions): | $91.2 |
| Median Market Cap (Billions): | $38.9 |
| Turnover Rate: | 31.0 % |

# Sit Global Dividend Growth Fund

**As of March 31, 2014**

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | | |
|---|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | Since Inception | 30-Day SEC Yield[(1)] | 12-Month Dist. Rate[(1)] |
| **Class I Shares** | **0.26** | **12.49** | **8.94** | **16.14** | **11.05** | **1.66** | **1.48** |
| **Class S Shares** | **0.20** | **12.24** | **8.67** | **15.87** | **10.77** | **1.42** | **1.25** |
| MSCI World Index | 1.26 | 19.07 | 10.23 | 18.28 | 8.86 | | |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2008* | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|
| **Class I Shares** | **-5.25** | **24.65** | **11.58** | **-2.58** | **13.61** | **21.70** | **0.26** |
| **Class S Shares** | **-5.31** | **24.40** | **11.32** | **-2.89** | **13.35** | **21.43** | **0.20** |
| MSCI World Index | -21.77 | 29.99 | 11.76 | -5.54 | 15.83 | 26.68 | 1.26 |

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 17.0 |
| Health Technology | 13.8 |
| Producer Manufacturing | 11.5 |
| Consumer Non-Durables | 8.3 |
| Retail Trade | 6.6 |
| Energy Minerals | 6.1 |
| Electronic Technology | 5.6 |
| Process Industries | 5.1 |
| Sectors Less Than 5.0% | 24.6 |
| Cash and Other Net Assets | 1.4 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| United States | 54.8 |
| Switzerland | 7.4 |
| United Kingdom | 6.9 |
| Ireland | 4.5 |
| France | 3.3 |
| Germany | 3.2 |
| Spain | 3.2 |
| Italy | 2.7 |
| 9 Countries Less Than 2.7% | 12.6 |
| Cash and Other Assets | 1.4 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Johnson & Johnson | 2.7 |
| Chevron Corp. | 2.6 |
| SGS SA | 2.3 |
| Covidien, PLC | 2.3 |
| Pfizer, Inc. | 2.2 |
| Allianz SE | 2.0 |
| Diageo, PLC, ADR | 2.0 |
| GlaxoSmithKline, PLC, ADR | 1.9 |
| Verizon Communications, Inc. | 1.9 |
| JPMorgan Chase & Co. | 1.9 |
| Total | 12.1 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| I Share Assets (Millions): | $19.3 |
| S Share Assets (Millions): | $4.1 |
| Number of Holdings: | 78 |
| Wtd. Avg. Market Cap (Billions): | $98.1 |
| Median Market Cap (Billions): | $66.2 |
| Turnover Rate: | 36.9 % |

## INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

## INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 25 years
Raymond E. Sit, 21 years
Michael J. Stellmacher, CFA, 23 years
Tasha M. Murdoff, 18 years

## FUND DETAILS

| | Class I | Class S |
|---|---|---|
| Ticker: | GDGIX | GDGSX |
| CUSIP: | 82980D-88-9 | 82980D-87-1 |
| Inception Date: | 9/30/08 | 9/30/08 |
| Expense Ratio: | 1.25% | 1.50% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

# Sit International Growth Fund

**As of March 31, 2014**

## INVESTMENT OBJECTIVE

Long-term growth.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

## INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Tasha M. Murdoff, 18 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SNGRX |
| CUSIP: | 82980D-10-3 |
| Inception Date: | 11/1/91 |
| Expense Ratio: | 1.50% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **International Growth** | **-0.64** | **13.26** | **6.12** | **15.50** | **5.05** | **4.37** |
| MSCI EAFE Growth Index | 0.10 | 14.92 | 7.22 | 15.88 | 6.57 | 4.46 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **International Growth** | **14.67** | **18.19** | **16.08** | **-44.99** | **27.65** | **9.51** | **-10.80** | **18.79** | **17.56** | **-0.64** |
| MSCI EAFE Growth Index | 13.28 | 22.33 | 16.45 | -42.70 | 29.36 | 12.25 | -12.11 | 16.86 | 22.55 | 0.10 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 18.4 |
| Producer Manufacturing | 12.3 |
| Health Technology | 11.8 |
| Consumer Non-Durables | 10.1 |
| Process Industries | 7.3 |
| Electronic Technology | 7.1 |
| Commercial Services | 6.3 |
| Consumer Durables | 6.1 |
| Sectors Less Than 5.0% | 19.0 |
| Cash and Other Net Assets | 1.6 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| Switzerland | 17.2 |
| United Kingdom | 16.9 |
| Japan | 10.1 |
| Germany | 9.0 |
| France | 8.0 |
| Netherlands | 6.3 |
| China/Hong Kong | 5.3 |
| Australia | 5.0 |
| 11 Countries Less Than 5.0% | 20.6 |
| Cash and Other Assets | 1.6 |

## TOP TEN HOLDINGS

| Company Name | % of Net Assets |
|---|---|
| Nestle SA | 3.0 |
| Diageo, PLC, ADR | 2.7 |
| British American Tobacco, PLC | 2.7 |
| Roche Holding AG | 2.7 |
| SGS SA | 2.6 |
| Allianz SE | 2.4 |
| ING Groep NV | 2.4 |
| BHP Billiton, Ltd. | 2.3 |
| Novartis AG | 2.3 |
| Covidien, PLC | 2.2 |
| Total | 25.4 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $23.5 |
| Number of Holdings: | 70 |
| Wtd. Avg. Market Cap (Billions): | $70.4 |
| Median Market Cap (Billions): | $41.7 |
| Turnover Rate: | 32.1 % |

# Sit Developing Markets Growth Fund

**As of March 31, 2014**

## FUND PERFORMANCE (%)

| | | Annualized Returns | | | | |
|---|---|---|---|---|---|---|
| | 3 Month | 1 Year | 3 Year | 5 Year | 10 Year | Since Inception |
| **Developing Markets Growth** | **-1.75** | **0.11** | **-3.45** | **12.52** | **8.13** | **4.55** |
| MSCI Emerging Markets Index | -0.80 | -3.89 | -5.29 | 11.78 | 7.51 | 3.76 |

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

## TOTAL RETURN BY CALENDAR YEAR (%)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | YTD 2014 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Developing Markets Growth** | **33.77** | **31.59** | **40.72** | **-55.26** | **73.97** | **14.53** | **-18.48** | **11.08** | **0.59** | **-1.75** |
| MSCI Emerging Markets Index | 30.32 | 29.18 | 36.48 | -54.48 | 74.50 | 16.36 | -20.41 | 15.15 | -4.98 | -0.80 |

## PORTFOLIO SECTOR ALLOCATION (%)

| | |
|---|---|
| Finance | 16.7 |
| Consumer Non-Durables | 10.9 |
| Electronic Technology | 10.2 |
| Energy Minerals | 9.2 |
| Producer Manufacturing | 8.7 |
| Consumer Services | 8.2 |
| Non-Energy Minerals | 6.8 |
| Retail Trade | 6.4 |
| Sectors Less Than 6.0% | 20.8 |
| Cash and Other Net Assets | 2.1 |

## PORTFOLIO COUNTRY ALLOCATION (%)

| | |
|---|---|
| China/Hong Kong | 26.2 |
| Brazil | 19.8 |
| South Korea | 14.4 |
| South Africa | 9.5 |
| Taiwan | 5.1 |
| Thailand | 3.9 |
| Australia | 3.5 |
| Indonesia | 2.5 |
| 9 Countries Less Than 2.5% | 13.0 |
| Cash and Other Assets | 2.1 |

## TOP TEN HOLDINGS

| **Company Name** | **% of Net Assets** |
|---|---|
| Samsung Electronics Co., Ltd. | 5.1 |
| Tencent Holdings, Ltd. | 4.4 |
| Shinhan Financial Group Co., Ltd. | 4.0 |
| Ambev SA, ADR | 3.8 |
| Naspers, Ltd. | 3.6 |
| Embraer SA, ADR | 3.5 |
| Hengan International Group Co., Ltd. | 2.7 |
| Banco Bradesco SA | 2.6 |
| BHP Billiton, Ltd., ADR | 2.6 |
| Taiwan Semiconductor Co. | 2.5 |
| Total | 34.8 |

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Fund Assets (Millions): | $10.5 |
| Number of Holdings: | 54 |
| Wtd. Avg. Market Cap (Billions): | $41.9 |
| Median Market Cap (Billions): | $17.4 |
| Turnover Rate: | 12.0 % |

## INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

## INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

## INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

## INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years

Raymond E. Sit, 21 years

## FUND DETAILS

| | |
|---|---|
| Ticker: | SDMGX |
| CUSIP: | 82980D-40-0 |
| Inception Date: | 7/1/94 |
| Expense Ratio: | 2.00% |

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

*In this issue,*

*Sit Dividend Growth Fund • Investment Outlook and Strategy Summary • It Pays to Start Saving Early • Social Security Statements • First Quarter Fund Data*